CUTLER LAW GROUP
Attorneys at Law                                        M. Richard Cutler, Esq.*
3355 West Alabama, Suite 1150                           M Gregory Cutler, Esq.**
Houston, Texas 77098
(713) 888-0040 Tel  (800) 836-0714 Fax           *Admitted in California & Texas
www.cutlerlaw.com                                          **Admitted in Florida
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                                  July 2, 2010

Stephani Bouvet, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:  Competitive Technologies, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed June 30, 2010
     File No. 333-167273

Ms. Bouvet:

     Pursuant to our conversation, this letter withdraws the request for acceleration of effectiveness of the above-referenced Registration Statement which we filed yesterday pending completion of your review of outstanding comments, which you advised you anticipate in the next few business days. We will file an updated request for acceleration when you have had a chance to complete your review.

     Your consideration is appreciated.


                                   Very truly yours,

                                   /s/ M. Richard Cutler
                                   M. Richard Cutler
                                   Cutler  law  Group